AIP LONG/SHORT FUND P

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428

VIA EDGAR

April 30, 2015

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Asen Parachkevov

Re:	AIP Long/Short Fund P

Post-Effective Amendment No. 14 to the Registration Statement on Form N-2

SEC File Nos. 333-144614; 811-22095

Dear Mr. Parachkevov:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AIP Long/Short Fund A (the “Registrant”) hereby requests that the effective date of Post-Effective Amendment No. 14 to the Registration Statement on Form N-2 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 5:00 pm, Eastern Time, on Thursday, April 30, 2015, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Jeremy Senderowicz of Dechert LLP, legal counsel to the Registrant, at 212-641-5669.

Very truly yours,

AIP LONG/SHORT FUND P

By:	/s/ Sheri Schreck
Name:	Sheri Schreck
Title:	Assistant Secretary

MORGAN STANLEY DISTRIBUTION, INC.

522 Fifth Avenue

New York, New York 10036

VIA EDGAR

April 30, 2015

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Asen Parachkevov

Re:	AIP Long/Short Fund P

Post-Effective Amendment No. 14 to the Registration Statement on Form N-2

SEC File Nos. 333-144614; 811-22095

Dear Mr. Parachkevov:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Morgan Stanley Distribution, Inc., in its capacity as distributor of AIP Long/Short Fund P (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of Post-Effective Amendment No. 14 to the Registration Statement on Form N-2 (the “Registration Statement”) so that such Registration Statement may be declared effective at 5:00 p.m., Eastern Time, on Thursday, April 30, 2015, or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

MORGAN STANLEY DISTRIBUTION, INC.

By:	/s/ Matthew Graver
Name:	Matthew Graver
Title:	Managing Director